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                              May 23, 2023

       Andrew Fox
       Chief Executive Officer
       Charge Enterprises, Inc.
       125 Park Avenue, 25th Floor
       New York, NY 10017

                                                        Re: Charge Enterprises,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 15,
2023
                                                            File No. 001-41354

       Dear Andrew Fox:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Consolidated Statement of Operations, page F-5

   1. Please revise to present the expense related to share-based payment arrangements in the same line or lines as
cash compensation paid to the same employees. Further, disclose the amount of this expense
included in the specific line items in a parenthetical note to the appropriate income
statement line items, on the cash flow statement, or in the footnotes to the financial
statements. Refer to SAB Topic 14F.

       Notes to Consolidated Financial Statements
       Note 2 Summary of significant accounting policies, page F-10

   2. Revise to disclose the nature and types of costs included in costs of goods sold and indicate whether this
includes the applicable salaries and related benefits.
 Andrew Fox
Charge Enterprises, Inc.
May 23, 2023
Page 2
Revenue Recognition
Infrastructure, page F-12

3. We note your disclosures here, which are repeated on page F-18. Please revise to disclose the nature of the infrastructure arrangements, types of services performed, typical terms and contract length, and the specific performance obligations included. To the extent the arrangements include more than one performance obligation, disclose how the transaction price is allocated and how the estimated standalone selling price for each is determined.
       Lastly, clarify what methods are used to recognize revenue, e.g. output or input methods, and why the methods used provide a faithful depiction of the transfer of goods or services. Refer to ASC 606-10-50-12 and 50-18.
Note 4 Revenue
Contract Balances, page F-19

4. Revise to include the amount of remaining performance obligations as of the end of the reporting period and an explanation of when you expect to recognize such amounts as revenue, on a quantitative basis or by using qualitative information. Refer to ASC 606-
       10-50-13.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 with any questions.



                                                           Sincerely,
FirstName LastNameAndrew Fox
                                                           Division of
Corporation Finance
Comapany NameCharge Enterprises, Inc.
                                                           Office of Technology
May 23, 2023 Page 2
cc:       Jim Biehl, Chief Legal Officer
FirstName LastName